SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (Amendment No. 1)1

                            HUDSON TECHNOLOGIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    444144109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Larry A. Kimmel
                               Robert Fleming Inc.
                           320 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 508-3610
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



                              (Page 1 of 11 Pages)


----------
1
       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  444144109              13D                        Page 2 of 11 Pages

            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
            2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (A) [X]
                                                                  (B)

--------------------------------------------------------------------------------

            3        SEC USE ONLY


--------------------------------------------------------------------------------

            4        SOURCE OF FUNDS*

                                WC
--------------------------------------------------------------------------------

            5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o

--------------------------------------------------------------------------------

            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                DELAWARE
--------------------------------------------------------------------------------

                       7     SOLE VOTING POWER

 NUMBER OF                            0
   SHARES             ------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER*
  OWNED BY
    EACH
 REPORTING                            0
PERSON WITH            ------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                                      0
                       ------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                      0
                      ------------------------------------------------------
--------------------------------------------------------------------------------

            11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                                SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------

           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                SEE ITEM 5 OF ATTACHED SCHEDULE
------------------------------------------------------------------------------

           14        TYPE OF REPORTING PERSON*

                                PN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 444144109              13D                        Page 3 of 11 Pages

            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
            2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (A) [X]
                                                                   (B)

--------------------------------------------------------------------------------

            3        SEC USE ONLY


--------------------------------------------------------------------------------

            4        SOURCE OF FUNDS*

                                WC
--------------------------------------------------------------------------------

            5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o

--------------------------------------------------------------------------------

            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                BERMUDA
--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER

 NUMBER OF                              0
   SHARES
BENEFICIALLY           ---------------------------------------------------
  OWNED BY              8     SHARED VOTING POWER
    EACH
 REPORTING                               0
PERSON WITH             ---------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                         0
                       ---------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                         0

--------------------------------------------------------------------------------
            11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                                SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           14        TYPE OF REPORTING PERSON*

                                PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 444144109            13D                          Page 4 of 11 Pages

--------------------------------------------------------------------------------
            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------

            2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (A) [X]
                                                              (B)

--------------------------------------------------------------------------------

            3        SEC USE ONLY


--------------------------------------------------------------------------------

            4        SOURCE OF FUNDS*

                                     AF
--------------------------------------------------------------------------------

            5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o

--------------------------------------------------------------------------------

            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------

                       7     SOLE VOTING POWER

 NUMBER OF                           0
   SHARES
BENEFICIALLY           8     SHARED VOTING POWER
  OWNED BY
    EACH                             0
 REPORTING
PERSON WITH            9     SOLE DISPOSITIVE POWER

                                     0

                      10     SHARED DISPOSITIVE POWER

                                     0

--------------------------------------------------------------------------------
            11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES*
--------------------------------------------------------------------------------

           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           14        TYPE OF REPORTING PERSON*

                                     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 444144109                 13D                     Page 5 of 11 Pages

--------------------------------------------------------------------------------
            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------

            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (A) [X]
                                                                      (B)

--------------------------------------------------------------------------------

            3        SEC USE ONLY


--------------------------------------------------------------------------------

            4        SOURCE OF FUNDS*

                                     AF
--------------------------------------------------------------------------------

            5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER

 NUMBER OF                           3,039,789
   SHARES              -------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER
  OWNED BY
    EACH                               0
 REPORTING             -------------------------------------------------------
PERSON WITH             9     SOLE DISPOSITIVE POWER

                                     3,039,789
                       -------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                       0
                       -------------------------------------------------------

------------------------------------------------------------------------------

            11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES*

--------------------------------------------------------------------------------

           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           14        TYPE OF REPORTING PERSON*

                           OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 444144109                  13D                     Page 6 of 11 Pages

--------------------------------------------------------------------------------
            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     ROBERT FLEMING INC.
--------------------------------------------------------------------------------

            2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (A) [X]
                                                                 (B)

--------------------------------------------------------------------------------

            3        SEC USE ONLY


--------------------------------------------------------------------------------

            4        SOURCE OF FUNDS*

                                     AF
--------------------------------------------------------------------------------

            5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o

--------------------------------------------------------------------------------

            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER
                                                         0
 NUMBER OF           ---------------------------------------------
   SHARES               8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             0
    EACH             ---------------------------------------------
 REPORTING              9     SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                     ---------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                       0
                     ---------------------------------------------


--------------------------------------------------------------------------------
            11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES*

--------------------------------------------------------------------------------

           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------

           14        TYPE OF REPORTING PERSON*

                           IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 444144109                    13D                   Page 7 of 11 Pages


            1        NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     J.P. MORGAN CHASE & CO. ("JPMC")*
                     * JPMC disclaims any beneficial ownership of the shares of
                     Hudson Technologies, Inc. reported as beneficially owned by any other Reporting Person. JPMC is named herein solely for informational purposes.
--------------------------------------------------------------------------------
            2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (A) [ ]
                                                              (B)

--------------------------------------------------------------------------------
            3        SEC USE ONLY

--------------------------------------------------------------------------------
            4        SOURCE OF FUNDS*
                           AF
--------------------------------------------------------------------------------
            5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
            6        CITIZENSHIP OR PLACE OF ORGANIZATION

                         DELAWARE
--------------------------------------------------------------------------------
                   7       SOLE VOTING POWER

                                 0
                  -----------------------------------------------------
 NUMBER OF         8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                     0
  OWNED BY        -----------------------------------------------------
    EACH           9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      0
                  -----------------------------------------------------

                  10     SHARED DISPOSITIVE POWER

                                 0
                  -----------------------------------------------------



------------------------------------------------------------------------

           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON 0

--------------------------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES*

--------------------------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  0%
--------------------------------------------------------------------------------
           14        TYPE OF REPORTING PERSON*

                                     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.        SECURITY AND ISSUER
-------        -------------------

           This Amendment No. 1 to the Statement on Schedule 13D originally filed on April 9, 1999 (as so amended, the "Statement") with respect to the common stock, $.01 par value per share (the "Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Issuer") amends and restates Items 2 and 5 and Appendices 1 and 2, and supplements Items 4 and 7. The address of the Issuer's principal executive offices is 275 North Middletown Road, Pearl River, New York 10965. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 1. Responses to each item below are incorporated by reference into each other item, as applicable.

None of the Reporting Persons has made any additional purchases or sales of stock of the Issuer since the events described in the original Schedule 13D. This Amendment No. 1 relates to changes in the ownership structure of certain Fleming entities in connection with the acquisition of Robert Fleming Holdings Limited by The Chase Manhattan Corporation and the subsequent merger of J.P. Morgan & Co. Incorporated with and into The Chase Manhattan Corporation. Upon completion of the merger on December 31, 2000, The Chase Manhattan Corporation changed its name to "J.P. Morgan Chase & Co."


ITEM 2.      IDENTITY AND BACKGROUND
-------      -----------------------

           This Statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P. ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming Inc. ("RFI"), investment adviser to Fleming US Discovery Investment Trust and Fleming US Discovery Fund, controlling member of Discovery and the sole limited partner of Fleming Partners and (vi) J.P. Morgan Chase & Co. ("JPMC"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons"). Robert Fleming Holdings Limited ("RFH"), a United Kingdom company and a reporting person on the filing of the original Schedule 13D, is no longer a direct or indirect parent of any Reporting Person, and therefore, is no longer a Reporting Person for the purposes of this Statement.

      The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

      The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"). Fleming Bermuda is a company organized in Bermuda. Its principal business and office address is c/o Bank of Bermuda, Ltd., 6 Front St., Hamilton HM 11, Bermuda. Its principal business is to serve as a general partner of the Offshore Fund.

      During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------      -------------------------------------------------


            Not applicable.


ITEM 4.     PURPOSES OF TRANSACTIONS
-------     ------------------------

            No change other than the following:

           The US Fund and the Offshore Fund have been discussing with the Issuer their intent to purchase an aggregate of approximately 30,000 additional shares of Series A Preferred Stock for a purchase price of approximately $3,000,000.


ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER
-------              ------------------------------------

           On March 30, 1999, the US Fund purchased for a purchase price of $5,601,900, 56,019 shares of the Issuer's Series A Convertible Preferred Stock, $.01 par value per share ("Series A Preferred Stock"), convertible into 2,358,694 shares of Common Stock (subject to certain antidilution provisions).

On March 30, 1999, the Offshore Fund purchased for a purchase price of $898,100, 8,981 shares of Series A Preferred Stock, convertible into 378,147 shares of Common Stock, subject to certain anti-dilution provisions.

Pursuant to the Issuer's Certificate of Amendment of the Certificate of Incorporation (the "Certificate of Amendment"), filed with the Secretary of State of New York on March 30, 1999 (see Exhibit 4 hereto, which is incorporated herein by reference), the US Fund and the Offshore Fund are entitled to receive dividends at a rate equal to (x) until the fifth anniversary of the original issue date of the Series A Preferred Stock by the Issuer (the "Issue Date"), 7.00% of the Preferred Liquidation Value (as defined in the Certificate of Amendment) and (y) on or after the fifth anniversary of the Issue Date, 16.00% of the Preferred Liquidation Value.

The US Fund has received the following dividends: (a) September 1999, a dividend of 1,995 shares of Series A Preferred Stock, convertible into 84,000 shares of Common Stock, subject to certain anti-dilution provisions, (b) March 2000, a dividend of 2,066 shares of Series A Preferred Stock, convertible into 86,989 shares of Common Stock, subject to certain anti-dilution provisions and (c) September 2000, a dividend of 2,140 shares of Series A Preferred Stock, convertible into 90,105 shares of Common Stock, subject to certain anti-dilution provisions. Thus, as of the date hereof, the US Fund holds 62,220 shares of Series A Preferred Stock ("US Fund Preferred Stock"), which are convertible into 2,619,789 shares of Common Stock, subject to certain anti-dilution provisions (the "US Fund Conversion Shares").

The Offshore Fund has received the following dividends: (a) September 1999, a dividend of 319 shares of Series A Preferred Stock, convertible into 13,431 shares of Common Stock, subject to certain anti-dilution provisions, (b) March 2000, a dividend of 332 shares of Series A Preferred Stock, convertible into 13,978 shares of Common Stock, subject to certain anti-dilution provisions and
(c) September 2000, a dividend of 343 shares of Series A Preferred Stock, convertible into 14,442 shares of Common Stock, subject to certain anti-dilution provisions. Thus, as of the date hereof, the Offshore Fund holds 9,975 shares of Series A Preferred Stock ("Offshore Fund Preferred Stock"), which are convertible into 420,000 shares of Common Stock, subject to certain anti-dilution provisions (the "Offshore Fund Conversion Shares").

           Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the US Fund and the Offshore Fund may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. As controlling member of Discovery and the sole limited partner of Fleming Partners, for purposes of Rule 13d-3 promulgated under the Exchange Act, RFI may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. RFI is 100% owned by JPMC. Thus, as the parent of RFI, for purposes of Rule 13d-3 promulgated under the Exchange Act, JPMC may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. JPMC disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by any other Reporting Person. JPMC is named herein solely for informational purposes.

           As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the US Fund, the Offshore Fund, Fleming Partners, Discovery, RFI and JPMC may be deemed to have beneficially owned 37.4% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 5,088,820 shares of Common Stock reported outstanding as of October 24, 2000 by the Issuer on its Form 10-QSB filed with the SEC on November 13, 2000 and (ii) the number of shares of Common Stock (3,039,789) issuable upon conversion of the US Fund Preferred Stock and the Offshore Fund Preferred Stock.

           The percentage is calculated by dividing 3,039,789 by 8,128,609 (which is the sum of 3,039,789 and 5,088,820).

           Pursuant to the Certificate of Amendment, the US Fund and the Offshore Fund have constituted Kevin Z. Zugibe and Stephen P. Mandracchia as their proxies to vote all shares held by the US Fund and the Offshore Fund as shall exceed 29% of the votes entitled to be cast by all stockholders of the Issuer.

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for Fleming US Discovery Investment Trust and Fleming US Discovery Fund is set forth in Appendix 1 and Appendix 2 hereto.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
------     --------------------------------------------------------------
           RESPECT TO SECURITIES OF THE ISSUER
           -----------------------------------

           No change.



ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS
-------    ---------------------------------

           The following additional material is filed as an Exhibit to this Amendment No. 5:

           Exhibit 1 -         Joint Filing Agreement.

           Exhibit 2 -         Limited Partnership Agreement of Fleming
                               Discovery Offshore Fund III, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D of Robert Fleming Inc. with respect to the securities of Anicom, Inc. filed on July 29,
                               1997).

            Exhibit 3 -        Limited Partnership Agreement of Fleming US
                               Discovery Fund III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D of Robert Fleming Inc. with respect to the securities of Anicom, Inc. filed on July 29,
                               1997).

           Exhibit 4 -         Certificate of Amendment of the Certificate of
                               Incorporation of Hudson Technologies, Inc. filed with the Secretary of State of New York on March
                               30, 1999 (incorporated by reference to Exhibit
                               10.21 to Form 10-KSB filed by the Issuer on April
                               1, 1999, under SEC File No. 033-80270-NY).

           Appendix 1-         Address, Organization and Principal Business of
                               Each Reporting Person Required by Item 2

           Appendix 2-         Information About Each Reporting Person Required
                               by Item 2

                                    SIGNATURE

           After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 14, 2001

                         FLEMING US DISCOVERY FUND III, L.P.

                         By: Fleming US Discovery Partners, L.P., its
                                general partner
                                By: Fleming US Discovery, LLC, its
                                general partner

                                 By:  /S/ ROBERT L. BURR
                                     -----------------------------------------
                                         Robert L. Burr, Member

                         FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                         By: Fleming US Discovery Partners, L.P, its
                                 general partner
                               By: Fleming US Discovery, LLC, its
                                general partner

                                 By:  /S/ ROBERT L. BURR
                                     ------------------------------------------
                                         Robert L. Burr, Member

                                   FLEMING US DISCOVERY PARTNERS, L.P.

                         By: Fleming US Discovery, LLC, its general partner

                                 By:  /S/ ROBERT L. BURR
                                     ------------------------------------------
                                      Robert L. Burr, Member

                         FLEMING US DISCOVERY, LLC

                                 By:  /S/ ROBERT L. BURR
                                       -----------------------------------------
                                       Robert L. Burr, Member

                         ROBERT FLEMING INC.

                                 By:  /S/ ARTHUR A. LEVY
                                 ---------------------------------------------
                                 Arthur A. Levy, Director

                         J.P. MORGAN CHASE & CO.

                                  By:     /S/ SUSAN S. SPAGNOLA
                                      -----------------------------------------
                                   Susan S. Spagnola, Assistant
                                     Corporate Secretary

Exhibit 1
                             JOINT FILING AGREEMENT
      Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D/A dated February 14, 2001 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Hudson Technologies, Inc. Such joint filings may be executed by one or more of us on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Dated:  February 14, 2001

                       FLEMING US DISCOVERY FUND III, L.P.

                       By: Fleming US Discovery Partners, L.P., its
                                general partner
                              By: Fleming US Discovery, LLC, its
                                   general partner

                               By:  /S/ ROBERT L. BURR
                                  ------------------------------------------
                                  Robert L. Burr, Member

                       FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                       By: Fleming US Discovery Partners, L.P, its
                                  general partner
                                       By: Fleming US Discovery, LLC, its
                                         general partner

                                           By:  /S/ ROBERT L. BURR
                                               --------------------------------
                                                   Robert L. Burr, Member

                                 FLEMING US DISCOVERY PARTNERS, L.P.

                       By: Fleming US Discovery, LLC, its general partner

                                           By:  /S/ ROBERT L. BURR
                                               --------------------------------
                                                Robert L. Burr, Member

                       FLEMING US DISCOVERY, LLC

                                 By:  /S/ ROBERT L. BURR
                                     ------------------------------------------
                                     Robert L. Burr, Member

                       ROBERT FLEMING INC.

                                 By:  /S/ ARTHUR A. LEVY
                                   --------------------------------------------
                               Arthur A. Levy, Director

                       J.P. MORGAN CHASE & CO.

                                 By:     /S/ SUSAN S. SPAGNOLA
                                     ------------------------------------------
                                 Susan S. Spagnola, Assistant
                                    Corporate Secretary

                                   APPENDIX 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5




                             PRINCIPAL BUSINESS AND OFFICE                 PLACE OF
      REPORTING PERSON             ADDRESS                          ORGANIZATION                   PRINCIPAL BUSINESS
      ----------------             -------                          ------------                   ------------------

FLEMING US DISCOVERY      320 Park Avenue                    Delaware limited partnership      to invest in securities with a view
FUND III, L.P.("US FUND") 11th Floor                                                           to long-term capital appreciation
                          New York, NY 10022

FLEMING US DISCOVERY      c/o Bank of Bermuda, Ltd           Bermuda limited partnership       to invest in securities with a view
OFFSHORE FUND III, L.P.   6 Front St                                                           to long-term capital appreciation
("OFFSHORE FUND," WITH US Hamilton HM 11 Bermuda
 FUNDS THE "FUNDS")

FLEMING US DISCOVERY      320 Park Avenue,                   Delaware limited partnership      to act as the general partner  of
PARTNERS, L.P.            11th Floor                                                           the Funds
("FLEMING PARTNERS")      New York, NY  10022

FLEMING US DISCOVERY, LLC 320 Park Avenue,                   Delaware limited liability        to act as the sole general partner
                          11th Floor                         company                           of Fleming Partners
                          New York, NY 10022

ROBERT FLEMING INC.       320 Park Avenue,                   Delaware corporation              a registered investment adviser and
                          11th Floor                                                           broker-dealer
                          New York, NY 10022

J.P. MORGAN CHASE & CO.   270 Park Avenue,                   Delaware corporation              a parent holding company
                          New York, N.Y.  10017

OTHER
-----
FLEMING US DISCOVERY     Fleming Investment Trust           United Kingdom Investment Trust    an investment manager
INVESTMENT TRUST         Management Limited
                         10 Aldermanbury
                         London EC2V 7RF

FLEMING US DISCOVERY     Fleming Fund Management            A Societe Anonyme                  an investment manager
FUND                     (Luxembourg) S.a r.l               incorporated under the laws
                         European Bank & Business Center    of the Grand Duchy of Luxembourg
                         6 route de Treves
                         L-2633 Senningerberg
                         Grand-Duchy of Luxembourg


                                                                      Appendix 2

                       INFORMATION ABOUT REPORTING PERSONS
                               REQUIRED BY ITEM 2


              MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC

MANAGERS
          Robert Fleming Inc.
          Robert L. Burr
          Christopher M.V. Jones*
          Eytan M. Shapiro*
          Timothy R.V. Parton*

EXECUTIVE COMMITTEE

           Arthur A. Levy
           Iain O.S. Saunders
           Jonathan K.L. Simon
           Robert L. Burr
           Christopher M.V. Jones

INVESTMENT COMMITTEE

           Robert L. Burr
           Christopher M.V. Jones
           Eytan M. Shapiro
           Timothy R.V. Parton
           David J. Edwards*
           Robert M. Zech

* Eytan M. Shapiro, Christopher M.V. Jones, Timothy R.V. Parton and David J. Edwards are United Kingdom citizens. Robert L. Burr and Robert M. Zech are United States citizens. Their business address is 320 Park Avenue, 11th Floor, New York, New York 10022. The citizenship and business address, for each of the remaining persons listed above is contained in "Executive Officers and Directors of Robert Fleming Inc."

             EXECUTIVE OFFICERS AND DIRECTORS OF ROBERT FLEMING INC.


Name:                                      William Robert Maas
Citizenship:                               United States
Business Address:                          The Chase Manhattan Bank
                                           270 Park Avenue
                                           New York, N.Y.  10017
Title:                                     Director

Name:                                      Arthur A. Levy
Citizenship:                               United States
Business Address:                          Robert Fleming Inc.
                                           320 Park Avenue
                                           New York, NY 10022
Title:                                     Chairman and Director

Name:                                      Christopher M.V. Jones
Citizenship:                               United Kingdom
Business Address:                          Robert Fleming Inc.
                                           320 Park Avenue
                                           New York, NY 10022
Title:                                     Director

Name:                                      Larry A. Kimmel
Citizenship:                               United States
Business Address:                          Robert Fleming Inc.
                                           320 Park Avenue
                                           New York, NY 10022
Title:                                     President and Director

Name:                                      Jonathan K.L. Simon
Citizenship:                               United Kingdom
Business Address:                          Robert Fleming Inc.
                                           320 Park Avenue
                                           New York, NY 10022
Title:                                     Director

Name:                                      Leonard Lubrano
Citizenship:                               United States
Business Address:                          Robert Fleming Inc.
                                           320 Park Avenue
                                           New York, NY 10022
Title:                                     Chief Financial Officer
                                              and Senior Vice President
Name:                                      Charlie Bridge
Citizenship:                               United Kingdom
Business Address:                          Robert Fleming Securities
                                           10 Aldermanbury
                                           London  EC2V 7RF
Title:                                     Director

Name:                                      Eduardo Canet
Citizenship:                               United States
Business Address:                          Robert Fleming Inc.
                                           320 Park Avenue
                                           New York, NY  10022
Title:                                     Director




*With the exception of William Maas and Charlie Bridge, the business address for each of the above persons is 320 Park Avenue, New York, N.Y. 10022.

                             J.P. MORGAN CHASE & CO.

                          EXECUTIVE AND OTHER OFFICERS*

Douglas A. Warner III       Chairman of the Board,
                            Co-Chair of the Executive Committee
William B. Harrison Jr.     President and CEO,
                            Co-Chair of the Executive Committee
Geoffrey T. Boisi           Vice Chairman/Co-CEO of the investment bank
David A. Coulter            Vice Chairman/Head of the retail business;
                            leads the new firm's Internet initiatives
Ramon de Oliveira           Managing Director/Head of asset management and
                            wealth management business
Walter A. Gubert            Chairman of the investment bank;
                              Chair of European region
Thomas B. Ketchum           Managing Director/Chair of Technology Council;
                            Co-chair of the merger integration team
Donald H. Layton            Vice Chairman/Co-CEO of the investment bank
James B. Lee Jr.            Vice Chairman/Head of the investment bank's new
                              business and commitments committees
Marc J. Shapiro             Vice Chairman/Head of finance, risk management,
                              and administration; Co-chair of the merger
                            integration team
Jeffrey C. Walker           Senior managing partner/Head of the
                              private equity group
Dina Dublon                 Chief Financial Officer
John C. Farrell             Director Human Resources
Frederick W. Hill           Director Corporate Marketing and Communications
William H. McDavid          General Counsel
Peter Gleysteen             Chief Credit Officer
Leslie Daniels Webster      Head Market Risk Management

*Principal occupation is employee and/or officer of JPMC. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

**Each of the persons named below is a citizen of the United States of America, other than Walter A. Gubert, who is an Italian citizen.


                                   DIRECTORS**

Hans W. Becherer              Retired Chairman and Chief Executive Officer
                              Deere & Co.
                              One John Deere Place
                              Moline, Illinois  61265
Riley P. Bechtel              Chairman and Chief Executive Officer
                              Bechtel Group, Inc.
                              P.O. Box 193965
                              San Francisco, California  94119-3965

Frank A. Bennack, Jr.         President and Chief Executive Officer
                              The Hearst Corporation
                              959 Eighth Avenue
                              New York, New York   10019
Lawrence A. Bossidy           Retired Chairman of the Board
                              Honeywell International Inc.
                              c/o J.P. Morgan Chase & Co.
                              270 Park Avenue
                              New York, New York  10017-2070
M. Anthony Burns              Chairman
                              Ryder System, Inc.
                              3600 N.W. 82nd Avenue
                              Miami, FL   33196
H. Laurance Fuller            Retired Co-Chairman
                              BP Amoco p.l.c.
                              c/o J.P. Morgan Chase & Co.
                              270 Park Avenue
                              New York, New York  10017-2070
Ellen V. Futter               President and Trustee
                              American Museum of Natural History
                              Central Park West at 79th Street
                              New York, New York  10024
William H. Gray, III          President and Chief Executive Officer
                              The College Fund/UNCF
                              9860 Willow Oaks Corporate Drive
                              P.O. Box 10444
                              Fairfax, Virginia   22031
William B. Harrison, Jr.      President and Chief Executive Officer
                              J.P. Morgan Chase & Co.
                              270 Park Avenue
                              New York, New York   10017-2070
Helene L. Kaplan              Of Counsel
                              Skadden, Arps, Slate, Meagher &  Flom LLP
                              Four Times Square
                              New York, New York  10036
Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                              Exxon Mobil Corporation
                              5959 Las Colinas Boulevard
                              Irving, Texas  75039-2298
John R. Stafford              Chairman, President and Chief Executive Officer
                              American Home Products Corporation
                              Five Giralda Farms
                              Madison, New Jersey   07940
Lloyd D. Ward                 Former Chairman of the Board and Chief
                              Executive Officer
                              Maytag Corporation
                              c/o J.P. Morgan Chase & Co.
                              270 Park Avenue
                              New York, New York  10017-2070
Douglas A. Warner III         Chairman of the Board
                              J.P. Morgan Chase & Co.
                              270 Park Avenue
                              New York, New York  10017-2070
Marina v. N. Whitman          Professor of Business Administration
                              and Public Policy
                              The University of Michigan
                              School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, Michigan   48109-1220